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Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended
	March 1, 2014	March 2, 2013	March 3, 2012	February 26, 2011	February 27, 2010
	(52 Weeks)	(52 Weeks)	(53 Weeks)	(52 Weeks)	(52 Weeks)
	(dollars in thousands)
Fixed charges:
Interest expense	$424,591	$515,421	$529,255	$547,581	$515,763
Interest portion of net rental expense(1)	317,592	317,080	325,631	321,888	320,506

Fixed charges before capitalized interest and preferred stock dividend requirements	742,183	832,501	854,886	869,469	836,269
Preferred stock dividend requirements(2)	16,636	21,056	19,838	18,692	17,614
Capitalized interest	197	399	315	509	859

Total fixed charges	759,016	853,956	875,039	888,670	854,742
Earnings:
Income (loss) before income taxes	250,218	7,505	(392,257)	(545,582)	(479,918)
Preferred stock dividend requirements(2)	(16,636)	(21,056)	(19,838)	(18,692)	(17,614)
Fixed charges before capitalized interest	758,819	853,557	874,724	888,161	853,883

Total adjusted earnings (loss)	992,401	840,006	462,629	323,887	356,351

Earnings to fixed charges excess (deficiency)	$233,385	$(13,950)	$(412,410)	$(564,783)	$(498,391)

Ratio of earnings to fixed charges(3)	1.31	—	—	—	—

(1)
The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)
The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)
For the years ended, February 27, 2010, February 26, 2011, March 3, 2012, and March 2, 2013, earnings were insufficient to cover fixed charges by approximately $498.4 million, $564.8 million, $412.4 million, and $14.0 million, respectively. For the year ended March 1, 2014, earnings were sufficient to cover fixed charges by approximately $233.4 million.

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  Exhibit 12
RITE AID CORPORATION AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES